UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the report on Form 6-K furnished by CN Energy Group. Inc. (the “Company”) to the Securities and Exchange Commission on September 18, 2026 (the “Original Report”), which included the Company’s unaudited condensed consolidated financial statements for the six months ended March 31, 2026 and 2025 and the related management’s discussion and analysis of financial condition and results of operations.

The Company is furnishing this Amendment to amend its unaudited condensed consolidated financial statements and the accompanying notes included in Exhibit 99.1 to the Original Report. The amendments include (i) the addition of quantitative unaudited pro forma supplemental financial information relating to the acquisition of Blessing Logistics Ltd. and related explanatory disclosures in Note 20, “Business combination”; (ii) revisions to certain reported financial statement amounts; and (iii) related revisions and clarifications to the accompanying notes. The Company is also amending the related management’s discussion and analysis of financial condition and results of operations to conform to the amended financial statements.

For this purpose, the Company is furnishing a complete copy of its (i) unaudited condensed consolidated financial statements for the six months ended March 31, 2026 and 2025, as amended, as Exhibit 99.1 to this Amendment, and (ii) the related management’s discussion and analysis of financial condition and results of operations, as amended,  Exhibit 99.2 to this Amendment. Exhibits 99.1 and 99.2 to this Amendment supersedes and replaces Exhibits 99.1 and 99.2 , respectively, to the Original Report in its entirety.

Except as expressly described above, this Amendment does not amend or update any other information in the Original Report. This Amendment does not reflect events occurring after the date of the Original Report and should be read together with the Original Report and the Company’s subsequent filings and reports.

This Amendment, including Exhibits 99.1 and 99.2 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292319), as amended, and the prospectus included therein, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Forward Looking Statements

This Amendment includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ from our expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, our expectations with respect to future performance and anticipated financial impacts. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Registrant’s Annual Report on Form 20-F (File No. 001-39978) filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2026, as amended on September 10, 2026 (the “Form 20-F”), and in the Registrant’s other filings with the SEC. The Registrant cautions that the foregoing factors are not exclusive. The Registrant cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Registrant does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: October 23, 2026	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

	By:	/s/ Jinwu Huang
	Name:	Jinwu Huang
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit
No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2026 and 2025 (as amended)
99.2	Management’s discussion and analysis of financial condition and results of operations
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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